Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

June 6, 2005

VIA EDGAR

Re:	iShares Trust, File Nos. 333-92935; 811-09729

Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, iShares Trust (the “Trust”), we enclose for filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 37 to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The purpose of this filing is to register a new series of the Trust, iShares Russell Microcap Index Fund.

With the exception of disclosure specific to the Fund, the format and disclosure utilized in this Post-Effective Amendment is substantially similar to that of other of the Trust’s post-effective amendments filed with the Commission and reviewed by the staff, including Post-Effective Amendment No. 35 filed on April 4, 2005. Accordingly, on behalf of the Trust, we hereby request, in reliance upon Securities Act Release No. 13768 (Feb. 15, 1984), that the Post-Effective Amendment receive selective review by the Commission and its staff.

Please do not hesitate to contact me at (202) 739-5654 or Ryan F. Helmrich at (202) 739-5498 with any questions or comments with respect to this filing.

Sincerely,

/s/ W. John McGuire
W. John McGuire

Enclosures

cc:	James E. O’Connor, Esq.

Richard Morris, Esq.